UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WARNER MUSIC GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550104

(CUSIP Number)

Edgar Bronfman, Jr. c/o Warner Music Group Corp. 75 Rockefeller Plaza, 30th Floor New York New York 10019 (212) 275-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934550104

1	NAME OF REPORTING PERSON Edgar Bronfman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,450,199
	8	SHARED VOTING POWER 3,969,790
	9	SOLE DISPOSITIVE POWER 5,700,199
	10	SHARED DISPOSITIVE POWER 3,969,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,419,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 2 to Schedule 13D relates to Common Stock, par value $0.001 per share (“Common Stock” or “Shares”) of Warner Music Group Corp. (the “Company”) and amends the statement on Schedule 13D filed by Edgar Bronfman, Jr. relating to the Shares on March 11, 2009 (the “Initial Statement”), as amended by Amendment No. 1 filed on January 24, 2011 (“Amendment No. 1” and, the Initial Statement together with Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer

Items (a) and (b) of Item 5 of this Schedule 13D are hereby amended and restated as follows:

(a)-(b) As of the date hereof, Mr. Bronfman may be deemed to beneficially own an aggregate of 12,419,989 Shares, representing approximately 7.9% of the outstanding Shares. Mr. Bronfman owns directly 4,050,199 Shares and has sole voting and sole dispositive power over such Shares. In addition, Mr. Bronfman has the sole power to vote 2,750,000 restricted Shares, but does not have dispositive power over such Shares. He also may be deemed to have sole voting and sole dispositive power over 1,650,000 Shares issuable upon the exercise of stock options that are currently exercisable. The restricted Shares and stock options are described in Item 6 of the Schedule 13D.

Mr. Bronfman may be deemed to have shared voting and shared dispositive power over 3,969,790 Shares held directly by three trusts for the benefit of Mr. Bronfman or a member of his immediate family, of which Mr. Bronfman is a trustee. Mr. Bronfman disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest.

Because of the stockholders agreement (the “Stockholders Agreement”) among affiliates of Thomas H. Lee Partners, L.P. (“THL”), affiliates of Bain Capital Investors, LLC (“Bain Capital”), affiliates of Providence Equity Partners, Inc. (“Providence” and, together with THL, Bain Capital and Mr. Bronfman, the “Investor Group”), Mr. Bronfman and certain other parties, THL, Bain Capital, Providence and Mr. Bronfman are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock. The aggregate number of Shares beneficially owned by the Investor Group as of the date hereof represents a majority of the outstanding Shares. The Stockholders Agreement is described in Item 6 of the Schedule 13D.

Mr. Bronfman has been advised that, as of the date hereof, THL may be deemed to beneficially own an aggregate of 56,353,539 Shares, representing approximately 36.2% of the outstanding Shares, Bain Capital may be deemed to beneficially own an aggregate of 24,090,064 Shares, representing approximately 15.5% of the outstanding Shares, and Providence may be deemed to beneficially own an aggregate of 12,905,391 Shares, representing approximately 8.3% of the outstanding Shares. Each of THL, Bain Capital and Providence has filed a separate Schedule 13D with respect to the Common Stock pursuant to Rule 13d-1(k)(2).

Percentages set forth in this Schedule 13D were calculated based on 155,754,133 Shares outstanding as of May 4, 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q filed on May 10, 2011.

The filing of this Schedule 13D shall not be construed as an admission that Mr. Bronfman is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of securities held by the other members of the Investor Group.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The Company announced on May 6, 2011 that the Company had entered into an Agreement and Plan of Merger, dated as of May 6, 2011 (the “Merger Agreement”), with Airplanes Music LLC, a Delaware limited liability company (“Parent”), and Airplanes Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Acquiring Parties”). The Acquiring Parties are affiliated with Access Industries, Inc.

The Merger Agreement provides for, upon the terms and subject to the conditions in the Merger Agreement, the merger of Merger Sub with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

        Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than any Shares owned by the Company or its wholly-owned subsidiaries or the Acquiring Parties or their respective affiliates or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), will be cancelled and will be converted automatically into the right to receive $8.25 in cash (the “Merger Consideration”), without interest. The closing of the Merger is subject to various conditions, including the approval by the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote on the Merger, certain regulatory approvals and the absence of any Company Material Adverse Effect (as defined in the Merger Agreement).

In connection with the execution of the Merger Agreement, Parent and certain stockholders of the Company have entered into a voting agreement, dated as of May 6, 2011 (the “Voting Agreement”), pursuant to which such stockholders, consisting of THL, Bain Capital and Mr. Bronfman (collectively, the “Stockholders”) have agreed with Parent, among other things, to vote approximately 56% of the Shares in favor of the Merger and the adoption of the Merger Agreement and against any competing takeover proposals, subject to the limitations set forth in the Voting Agreement. During the term of the Voting Agreement, each of the Stockholders has agreed not to transfer any of such Shares, except as permitted by the Voting Agreement. Shares held by the trusts referenced in Item 5 of this Schedule 13D and Shares underlying unexercised stock options are not covered by the Voting Agreement.

The Stockholders’ obligations under the Voting Agreement will terminate upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms, including in connection with a Superior Proposal (as defined in the Merger Agreement). In addition, in the event the Company terminates the Merger Agreement to enter into a Superior Proposal in circumstances in which a Company Termination Fee (as defined in the Merger Agreement) has been paid, and such Superior Proposal is consummated, such Stockholders have agreed to pay Parent 50% of any consideration received by them in excess of the Merger Consideration upon consummation of such transaction.

The foregoing summaries are qualified by reference to the Merger Agreement and Voting Agreement, each of which is incorporated herein by reference. A copy of the Voting Agreement is filed as Exhibit 5 hereto and a copy of the Merger Agreement was filed as Exhibit 2.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on May 9, 2011.

Item 7.	Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 5	Voting Agreement, dated as of May 6, 2011, by and among Airplanes Music LLC and the stockholders party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2011

/s/ Edgar Bronfman, Jr.
Edgar Bronfman, Jr.

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